Holyoak&Co.

AUDIT ✦ ADVISORY ✦ TAX ✦ BOOKKEEPING ✦ PAYROLL

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management:
Slingshot USA, LLC
WILMINGTON, DE 19801

I have reviewed the accompanying interim financial statements of Slingshot USA, LLC (a C corporation), which comprise the balance sheet as of October 31, 2021, and the related statements of income, retained earnings, and cash flows for the two months then ended, and the related notes to the interim financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the interim financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the interim financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Slingshot USA, LLC and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying interim financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Firm's Signature: *Rand Holyoak*
Vineyard, UT 84059

November 23, 2021

Slingshot USA, LLC

FINANCIAL STATEMENTS

October 31, 2021

Slingshot USA, LLC

TABLE OF CONTENTS

BALANCE SHEET	1
INCOME STATEMENT	2
STATEMENT OF RETAINED EARNINGS	3
STATEMENT OF CASH FLOWS	4
NOTE 1-GENERAL FINANCIAL STATEMENT DISCLOSURES	5
NOTE 2-RELATED PARTY TRANSACTIONS	6
NOTE 3-FAIR VALUE	6
NOTE 4-CONCENTRATIONS OF CREDIT RISK	7
NOTE 5-EQUITY	8
NOTE 6-CASH FLOW	9
NOTE 7-SUBSEQUENT EVENTS	9
NOTE 8-GOING CONCERN	9

Slingshot USA, LLC
Balance Sheet
As of October 31, 2021

Assets

Current Assets

Total Current Assets	0.00

Property and Equipment

Net Property and Equipment	0.00

Non-Current Assets

Video and Audiovisual Material - David	19,600,000.00
IP (fair value)	5,000,000.00
Video and Audiovisual Material - Young David (fair value)	3,000,000.00
NFT (fair value)	12,400,000.00
Distribution Agreement (fair value)	30,000,000.00
Total Non-Current Assets	70,000,000.00
Total Assets	$ 70,000,000.00

Liabilities and Stockholders' Equity

Current Liabilities

Accounts Payable	$ 103,000.00
Total Current Liabilities	103,000.00

Long-Term Liabilities

Total Long-Term Liabilities	0.00
Total Liabilities	103,000.00

Stockholders' Equity

Capital Contributions	70,000,000.00
Retained Earnings	(103,000.00)
Total Stockholders' Equity	69,897,000.00
Total Liabilities and Stockholders' Equity	$ 70,000,000.00

Slingshot USA, LLC
Income Statement

	2 Months Ended **October 31, 2021**
Sales	
Total Sales	0.00
Gross Profit	0.00
Operating Expenses	
Advertising - Facebook	25,000.00
Advertising - Creative	78,000.00
Total Operating Expenses	103,000.00
Operating Income (Loss)	(103,000.00)
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	(103,000.00)
Net Income (Loss)	$ (103,000.00)

Slingshot USA, LLC
Statement of Retained Earnings

	2 Months Ended **October 31, 2021**
Beginning Retained Earnings	$ 0.00
Plus Net Income/(Loss)	(103,000.00)
Less Dividends Paid	0.00
Ending Retained Earnings	$ (103,000.00)

Slingshot USA, LLC
Statement of Cash Flows
For the 2 Months Ended October 31, 2021

Cash Flows from Operating Activities

Net Income (Loss)	$	(103,000.00)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Losses (Gains) on Sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		103,000.00
Total Adjustments		103,000.00
Net Cash Provided By (Used In)		
Operating Activities		0.00

Cash Flows from Investing Activities

Capital Expenditures	(70,000,000.00)
Net Cash Provided By (Used In)	
Investing Activities	(70,000,000.00)

Cash Flows from Financing Activities

Proceeds from Sale of Stock	70,000,000.00
Net Cash Provided By (Used In)	
Financing Activities	70,000,000.00

Net Increase (Decrease) In		
Cash and Cash Equivalents		0.00
Beginning Cash and Cash Equivalents		0.00
Ending Cash and Cash Equivalents	$	0.00

NOTE 1-GENERAL FINANCIAL STATEMENT DISCLOSURES

Limited Liability Company

Slingshot USA, LLC (the "Company") is a limited liability company organized in the state of Delaware on September 14, 2021 and made the Federal tax election to be taxed as a C corporation. The reference in the Review Report: "(a C Corporation)" is a reference to its tax status. The Company is a wholly owned subsidiary of Slingshot Productions Limited and does not have a finite life. Member liabilities are limited to the amount of equity contributions. All currency is reported in USD.

Nature of Operations

The Company is a newly-formed entity organized to produce, market, and distribute movies both in the USA and internationally. The Company is currently engaged in the beginning stages of fundraising.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Property and equipment are carried at cost. Property and equipment is depreciated on a straight-line basis with an estimated useful life of 3-5 years.

Depreciation

Depreciation for major classes of depreciable assets will be computed on a straight-line basis.
For federal income tax purposes, depreciation will be computed using the accelerated cost recovery system and the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of property and equipment will be capitalized. Expenditures for maintenance and repairs will be charged to expense as incurred. No depreciation expense has yet accrued.

Amortization

The Company has been producing, and continues to produce, movies and shorts. During production, production costs are capitalized. Upon completion and availability for sale, capitalized production costs will be amortized on a straight-line basis allocated to cost of goods sold on a over management's estimate of its useful life. Since production of initial products is still underway, this estimate is yet to be determined and amortization has not yet begun.

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NOTE 1-GENERAL FINANCIAL STATEMENT DISCLOSURES (Continued)

Contract Costs

The Company has elected to apply the practical expedient provided by FASB ASC 340-40-25-4 and recognize the incremental costs of obtaining contracts as an expense when incurred, as the amortization period of the assets that would have otherwise been recognized is one year or less. The Company records these costs in selling, general, and administrative expenses.

Intangible Assets

In developing assumptions about the renewal or extension used to determine the useful life of intangible assets, the Company first considers its own historical experience in renewing or extending similar arrangements. These assumptions are adjusted for entity-specific factors. In the absence of that experience, the Company considers the assumptions that market participants would use about renewal or extension, adjusted for entity-specific factors.

Costs incurred to renew or extend the term of a recognized intangible asset are expensed as incurred in accordance with ASC 985-20-25-6.

Advertising Expenses

Advertising expenses consist of media, production, and other costs related to digital advertising, catalog mailings and other direct marketing activities. All advertising costs are expensed as incurred, or upon the release of the initial advertisement.

NOTE 2-RELATED PARTY TRANSACTIONS

At the creation of the Company, it purchased "Video and Audiovisual Material - David" at cost and all remaining currently listed assets at fair value from its parent company, Slingshot Productions Limited. In return, the Company issued common and preferred partner equity shares. In the opinion of management, this transaction was on substantially the same terms as those prevailing at the time of comparable transactions and did not present any unfavorable features to the Company. See also Note 6 - Cash Flow.

NOTE 3-FAIR VALUE

The Company's purchase of level 3 assets from its parent company were purchased at fair value, according to management's judgement. One class of asset is not reported at "fair value" because actual cost and fair value were determined to be one and the same.

NOTE 4-CONCENTRATIONS OF CREDIT RISK

Slingshot USA, LLC has entered, or is entering agreements with three separate companies, namely VAS Portal, Harmon Brothers and Angel Studios, to market a crowdfunding opportunity, raise crowdfunded investment and distribute the David feature film. The role of each of these companies is as follows:

VAS Portal is a registered intermediary for regulating crowdfunding offerings.

Harmon Brothers is a creative/advertising agency, with experience in creating campaign materials for creators of film content seeking crowdfunding investment, and have worked with clients who specifically are raising funds through VAS Portal.

Angel Studios are primarily a film/TV distribution company, and are contracted as distributors for the David film, however their model is specifically geared towards assisting creators in various ways through the crowdfunding process to raise funds to create content, while simultaneously building a community of investors and followers throughout the process of funding and producing content. This creates the starting audience for distribution activities. Their assistance in terms of the crowdfunding campaign includes marketing strategy, social media management, ad-buying and funding the purchase of ad-inventory (primarily Facebook ads) up to a maximum of $1 million, which is treated as a loan facility to the Company, to be repaid from successful crowdfunding.

Overview of Agreements - Key Terms
VAS Portal Issuer Agreement
- VAS is registered with the SEC as a funding portal, and the Company has agreed to make use of the portal to "test the waters" and subsequently raise an initial $5 million capital via a securities offering.
- The Company is required by VAS Portal to complete a due diligence process as per regulations.
- Investment funds are initially paid into an Escrow Agents account (for which fees will be agreed), and once the offering is fully subscribed, VAS Portal will direct the Escrow Agent to pay funds to the Company, less Portal and Escrow fees.
- The Portal Fee is comprised of two components; (A) a cash fee of 5% of the $5 million raised, and (B) an preferred equity stake of 5% of the securities sold in the regulation crowdfunding offering in the Company. This equity will not dilute crowd-investors because it comes out of the current Reg CF holders holdings.
- VAS Portal may not be involved in marketing or make any recommendations towards the David movie, in any way.

Angel Studios Distribution Agreement
- Angel Studios has been engaged as exclusive, worldwide distributor of David, subject to the Companies successfully raising $5 million via crowdfunding, to commence the production chapter, on or before Jan 1st, 2022.
- The Company and Angel Studios have agreed to collaborate and mutually agree on marketing strategy, but a marketing cap of 50% of production costs has been pre-approved.

NOTE 4-CONCENTRATIONS OF CREDIT RISK (continued)

- From the first dollar earned, 9% will be paid to the Companies Torch Creation Fund, and 6% will be held by Angel to cover O&D costs. This 15% combined fee will continue to be paid until the Opportunity Cost Corridor is reached (see below).
- The 85% balance of revenue will be dedicated to recoup all Permitted Distribution and Marketing Expenses.
- After all Permitted Distribution and Marketing Expenses are recouped, the 85% balance will be paid to the Company until Production Costs have been recouped.
- Thereafter, the Opportunity Cost Corridor (OCC) will commence (and the O&D Fee and Torch Creation Fee will cease). During the OCC, Angel will receive 60% of the net revenue until it has received 27.33% of the Production Cost paid to the Company. The 40% balance of revenue will be paid to the Company throughout the corridor.
- Finally, after the OCC ends, the Company will receive 66.67% of further net revenue, with the exception of revenue earned through distribution via the Angel App. The Company will be paid 56.67% of any revenue derived from the Angel App, plus a further Bonus of approximately 10%, but may be higher or lower, subject to the performance of the content on the App.

NOTE 5-EQUITY

COMMON AND PREFERRED UNITS

The Company has issued two types of partner equity units, namely Common and Preferred.   "Unit" means a portion of the Membership Interests of the Company, including any Common Units and Preferred Units.   All Units represent an equal portion of Membership Interests. The amount of Membership Interest represented by a Unit shall be equal to a fraction, the numerator of which is one (1) and the denominator of which is the number of all issued and outstanding Units of the Company.

"Preferred Units" means Units of the Company that have the same rights as those held by the Common Unit holders, except that (a) the Preferred Units do not carry a right to vote, govern, or actively participate in the Company's acts, and any reference to the vote of the Members or a Majority vote excludes the Preferred Unit holders, (b) the Preferred Units include a right to preferred distributions as set forth in this Agreement. and (c) the Preferred Units only contain a certain right to information as required to be filed on an annual basis pursuant to 17 CFR 227.202.

Prior to making any distributions to the Common Unit holders, the Company shall first make distributions to the Preferred Unit holders until they have received a cumulative return of one hundred twenty percent (120%) of their initial capital contribution. Once the Preferred Unit holders have received a total of one hundred twenty percent (120%) of their initial capital contribution, the Company shall distribute all Profits in proportion to the Member's Membership Interest.

Common and preferred unit par values and units authorized, issued, and outstanding are reported in the following table;

	Par Value	Authorized	Issued	Outstanding
Common Units	$ 0.00	70,000,000	50,400,000	50,400,000
Preferred Units	$ 0.00	60,000,000	19,600,000	19,600,000

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NOTE 6-CASH FLOW

NONCASH TRANSACTIONS

During 2021 the Company purchased all reported assets by issuing common and preferred partnership equity units to investors.

NOTE 7-SUBSEQUENT EVENTS

Significant subsequent events have been evaluated by management through the date financial statements were issued.   Although contractual verbal agreements for reported equity sales and asset purchases were in place and accrued by October 31, 2021, the written operating and purchase agreements were not executed until November 8, 2021.

NOTE 8-GOING CONCERN

The Company is still in the production stage which raises questions as to its ability to continue as a going concern. Until production is complete and the product is available for sale, the Company will rely entirely upon private equity funding from its parent company and from crowdfunding to finance its operations. The Company is in the process of obtaining Reg CF financing. The Company intends to raise $5 million Reg CF financing through a crowdfunding campaign on the Angel Funding Platform, which will provide sufficient funds for the next 12 months operations. Thereafter, further funding initiatives include Reg A+ fund raising or private equity funding, for which the Company already received interest from investors.